CONFIDENTIAL TREATMENT
REQUESTED BY JPMORGAN CHASE & CO.

August 10, 2010
Mr. William Friar, Senior Financial Analyst
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JPMorgan Chase & Co.
Form 10-K For Year Ended December 31, 2009
Filed February 24, 2010
Form 10-Q For Quarterly Period Ended March 31, 2010
Filed May 10, 2010
File No. 001-05805
Dear Mr. Friar:
     We are in receipt of the letter, dated July 23, 2010, to Douglas L. Braunstein, Chief Financial Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.
     Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Pursuant to the provisions of 17 C.F.R. §200.83, we have separately submitted a copy of this letter containing the redacted portions of this letter with the Staff and have requested confidential treatment for the redacted portions of this letter.
     To assist in your review of our responses, we have set forth below in full the Staff’s comments, together with our responses thereto.
Form 10-K for the fiscal year-end December 31, 2009
General
1.	It does not appear that you have filed “clean” opinions of counsel in connection with your ongoing sales of linked notes under your shelf registration statement (file No. 333-15535). Please advise us why “clean” opinions have not been filed, or if they have been filed, where they are located.
Item 601(b)(5)(i) of Regulation S-K requires the filing of “[a]n opinion as to the legality of the securities being registered, indicating . . . , if debt securities, whether they will be binding obligations of the registrant” as an exhibit to a registration statement under the Securities Act of 1933, as amended. The opinion of counsel (the “Shelf Opinion”) filed as Exhibit 5.1 to the Firm’s shelf registration statement (File No. 333-155535) (the “Registration Statement”) on November 21, 2008

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satisfied this requirement. In particular, paragraph 1 on page 5 of the Shelf Opinion stated that, subject to customary assumptions relating to corporate authorization and due execution and delivery, the debt securities “constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.”
The debt securities offered pursuant to the Registration Statement are issued under the Firm’s Series E, Global Medium-Term Notes Program. All of the notes in question are part of a single series of debt securities, which had been authorized by appropriate corporate action at the time the Registration Statement was filed. The terms of each individual security were to be determined by designated corporate officers at the time of issuance. Medium-term notes programs are designed to streamline frequent debt issuances in accordance with established procedures in light of the high volume and low notional amounts of such issuances. Given the frequency with which medium-term notes are offered and sold pursuant to the Registration Statement, it would be costly, impracticable and administratively burdensome to obtain and file an opinion of counsel with every issuance of medium-term notes. For example, in the first six months of 2010 there were approximately 360 offerings of medium-term notes pursuant to the Registration Statement. In addition, filing an opinion of counsel with every medium-term note issuance would not necessarily afford investors in the Firm’s linked medium-term notes any additional protection and might make it more difficult for investors to locate other information about the Firm that is filed with the Commission.
Accordingly, consistent with market practice for ongoing sales of linked medium-term notes, the Firm has not filed new “clean” opinions in connection with takedowns from the Registration Statement as the Shelf Opinion filed as Exhibit 5.1 to the Registration Statement satisfies the requirements under Item 601(b)(5)(i) of Regulation S-K.
Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 30. Commitments and contingencies page 230
2.	We note your response to prior comment 11 to our letter dated April 30, 2010 and your enhanced litigation-related disclosures on pages 164-170 of your March 31, 2010 Form 10-Q. It appears your threshold for disclosure is whether you can estimate “with confidence” what the eventual outcome of the pending matters will be. We do not believe that this criterion is consistent with the guidance in ASC 450. We also note that for the vast majority of litigation matters discussed you have not provided any discussion of the possible loss or range of possible loss, which appears unusual given the different stages of each of the litigation matters discussed below. Please revise your disclosure in future filings to either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible loss, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.
For each of the Firm’s litigation-related matters, the Firm makes a determination as to whether a loss is both probable and reasonably estimable. If both conditions are met, then the amount of the loss that is deemed probable is accrued as a liability.

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The Firm acknowledges that ASC 450-20-50 requires disclosure of an estimate or range of “possible” loss over and above any accrued amounts. It is the Firm’s understanding that ASC 450 considers the likelihood of loss along a continuum, in which “probable” losses, if reasonably estimable, are accrued; “possible” losses are disclosed, if determinable; and “remote” losses are neither accrued nor disclosed. The Firm understands that the concepts of “possible loss” and “remote losses” are contiguous and that that the concept of “possible loss” in ASC 450 refers to all potential, non-probable losses other than those deemed “remote.” The Firm believes that this understanding is consistent both with common practice among preparers and also with the Proposed Accounting Standards Update, Contingencies (Topic 450): Disclosure of Loss Contingencies, which more specifically refers to “reasonably possible” as “more than remote” and indicates that defining “reasonably possible” as “more than remote” is not a change in disclosure threshold from current practice.

The Firm’s analysis of each of its litigation matters considers a variety of factors including, but not limited to, the facts in dispute in a particular matter; the Firm’s analysis of the relevant statutes or case law and their likely applicability to the matter; the Firm’s possible legal defenses; its litigation strategies; and opportunities for settlement. The analysis is based on management’s best judgment of each litigation matter upon advice of, and in consultation with, counsel. Accordingly, the Firm’s analysis of each of its litigation matters is generally based on attorney work product and is intended to identify and quantify, to the extent it is able, “probable” losses.

In evaluating “possible” losses, the Firm agrees that the threshold for disclosure is not whether the Firm can estimate “with confidence” what the eventual outcome of pending matters will be; rather, the Firm agrees that disclosure is required if a loss is reasonably possible. However, the Firm has concluded that for its litigation matters, including the litigation matters that are set forth and described in the Legal Proceedings sections of its Forms 10-K and 10-Q (Part I, Item 3 and Part II, Item 1, respectively), it cannot estimate “possible loss” other than to restate the amount of alleged damages where such damages have been specified or can be readily derived. This is because, to do otherwise, would require the Firm to speculate about what plaintiffs might do, to assess novel claims or claims that are at preliminary stages of adjudication, or assess future actions or decisions that could be viewed as unlikely or unusual. In contrast, in applying the considerations described above to determine that a loss on a claim, or any portion thereof, is “probable,” the Firm accrues only for the subset of the damages sought by the plaintiff estimated to be probable -— and not simply possible. Narrowing a claim amount to an amount that is “more than remote,” but less than “probable,” would generally require the Firm and its counsel to engage in substantially more guesswork and speculation. Therefore, unless during the course of the litigation, the plaintiff amends its complaint to revise its damage estimates, or expert testimony (not subject to a confidentiality order) is introduced, an assessment as to the “possible” losses that might be incurred by the Firm would require the Firm to make a judgment for which there would be generally no reasonable basis.

As a result, the Firm believes a range of possible loss, beyond specified alleged damage amounts, is not estimable for asserted and probable unasserted claims and, in the March 31, 2010 Form 10-Q, the Firm made a statement that such an estimate cannot be made, as required by ASC 450-20-50-4.

However, to assist the readers of its financial statements in a way that is not prejudicial to the Firm, the Firm has included in its current description of the status of each matter set forth in the Legal Proceedings section, for each particular matter where the information is available, the amount of damages claimed or readily available information that pertains to the damages claimed. Such information is provided to assist the financial statement users’ understanding of the potential magnitude of those matters. In future filings, the Firm will continue to provide similar disclosures of such claim information when it is available.

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The Firm believes that it has therefore complied with ASC 450.
To clarify the intended meaning of the Firm’s comments in Item 1, Legal Proceedings, the Firm will add the following sentence, “The Firm also cannot estimate the aggregate range of reasonably possible loss as defined in ASC 450.” In addition, the Firm has clarified its disclosure in Note 21 on pages 169-170 of the June 30, 2010 Form 10-Q as follows:
“The Firm maintains litigation reserves for certain of its outstanding litigation. At June 30, 2010, the Firm and its subsidiaries were named as a defendant or were otherwise involved in several thousand legal proceedings, investigations and litigations in various jurisdictions around the world. The Firm’s material legal proceedings are described in Item 1. Legal Proceedings on pages 188-196 of this Form 10-Q (the “Legal Proceedings section”), to which reference is hereby made.
The Firm has established reserves for several hundred of its cases. The Firm accrues for a litigation-related liability when it is probable that such liability has been incurred and the amount of the loss can be reasonably estimated. The Firm evaluates its litigations, proceedings and investigations each quarter to assess its litigation reserves, and makes adjustments in such reserves, upwards or downwards as appropriate, based on management’s best judgment after consultation with counsel. During the three and six months ended June 30, 2010, the Firm incurred $792 million and $3.7 billion, respectively, of litigation expense. There is no assurance that the Firm’s litigation reserves will not need to be adjusted in the future.
The Firm’s legal proceedings range from cases involving a single plaintiff to class action lawsuits with classes involving thousands of plaintiffs. These cases involve each of the various lines of business of the Firm and a wide variety of claims (including common law tort and contract claims and statutory antitrust, securities and consumer protection claims), some of which are at preliminary stages of adjudication and/or present novel factual claims or legal theories. While some cases pending against the Firm specify the damages claimed by the plaintiff, many seek an indeterminate amount of damages or are at very early stages; and even where damages are specified by the plaintiff, such claimed amount may not correlate to reasonably possible losses or those that might be judicially determined to be payable by the Firm.
The Firm does not believe that an aggregate range of reasonably possible losses (defined by the relevant accounting literature to include all potential losses other than those deemed “remote”) can be determined for asserted and probable unasserted claims as of June 30, 2010. This would require the Firm to make assessments regarding claims, or portion of claims, where actual damages have not been specified by the plaintiffs, or to assess novel claims or claims that are at preliminary stages of adjudication. For those legal matters where damages have been specified by the plaintiff, such claimed damages may, in some instances, provide the upper end of the range of reasonably possible losses as previously defined. Accordingly, to assist the reader’s understanding of the potential magnitude of the matters at issue, the Firm has included in its current description of the status of each matter set forth in the Legal Proceedings section, for each particular matter where the information is available, the amount of damages claimed or publicly available information that pertains to the damages claimed where not so specified.

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The Firm believes it has meritorious defenses to the claims asserted against it in its currently outstanding litigations, and it intends to defend itself vigorously in all its cases.
Based upon its current knowledge, after consultation with counsel and after taking into consideration its current litigation reserves, the Firm believes that the legal actions, proceedings and investigations currently pending against it should not have a material adverse effect on the Firm’s consolidated financial condition. However, in light of the uncertainties involved in such proceedings, actions and investigations, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by the Firm; as a result, the outcome of a particular matter may be material to JPMorgan Chase’s operating results for a particular period depending on, among other factors, the size of the loss or liability imposed and the level of JPMorgan Chase’s income for that period.”
Note 31. Off-Balance sheet lending-related financial instruments, guarantees and other commitments Indemnifications for breaches of representations and warranties, page 233
3.	We note your disclosure on page 233 and your 2009 form 10-K and pages 48 and 151 of your March 31, 2010 Form 10-Q. Please address the following:
•	Revise future filings to disclose whether there is a particular time period that you have to respond to the repurchase request, and if so, what occurs if you do not timely respond.
Repurchase demands from the GSEs are governed by the purchase and sale agreements with the GSEs. These agreements do not provide contractual deadlines for responding to repurchase demands. Nevertheless, the Firm believes that it is prudent to respond to the GSEs repurchase demands in a timely manner and it makes every attempt to do so in the normal course of business. The Firm has enhanced its disclosure on page 59 of the June 30, 2010 Form 10-Q to state that the Firm seeks to provide a final response to a repurchase demand within three to four months of the date of receipt. The Firm believes this is the appropriate disclosure given the lack of any contractual deadline and the fact that the Firm has a practice of responding in a timely manner.

Similarly, there is no defined contractual deadline to respond to mortgage insurance rescission notices. The Firm reviews each notice and appeals them when appropriate. The Firm’s experience is that mortgage insurers may reinstate the mortgage insurance based on these appeals, but there is no deadline by which mortgage insurers are required to respond to the Firm’s appeals.
•	Revise future filings to disclose the level of unresolved claims existing at the balance sheet dates by claimant (GSE, monoline insurer, mortgage insurer, other). If this amount has grown over the periods for any claimant, please address any qualitative factors that are also considered in your methodology to account for this fact.
The Firm has enhanced its disclosures to provide information about unresolved mortgage insurance rescission notices from mortgage insurers and unresolved repurchase demands from the GSEs on page 59 of its June 30, 2010 Form 10-Q. Unresolved repurchase demands from the GSEs have increased slightly due to higher demand volume, and unresolved

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rescission notices from mortgage insurers have increased slightly due to longer resolution periods since the mortgage insurers are not compelled to respond to the Firm’s appeals within a specified timeframe. [Redacted].

Changes in the level of unresolved claims have been considered in estimating the Firm’s repurchase liability in two ways. First, the Firm calculates the estimated liability from unresolved repurchase demands and unresolved mortgage insurance rescissions based on the amount of those claims, the Firm’s ability to resolve the claims in its favor (“cure rate”) and the ultimate loss the Firm expects to realize. The Firm periodically reviews these assumptions in light of current trends. Second, the Firm uses all available information, including repurchase demand volume trends, to estimate the amount of probable future repurchase demands. Accordingly, the increased demand volume from the GSEs was considered in the Firm’s estimate of probable future demands as addressed in more detail in the response below.
•	Tell us whether you have experienced additional repurchase requests in more recent periods from mortgage insurers, monoline insurers or other investors. If so, please tell us how you have increased the reserve related to these claimants and discuss how this additional reserve was established. As part of your response, please address the success rates you are experiencing with these claims.

From mid-2009 through the first quarter of 2010, the level of repurchase demands received from the GSEs was relatively stable from quarter to quarter. In the second quarter of 2010, the Firm did experience increased repurchase demands from the GSEs across substantially all vintages—including the older vintages, such as 2005 and prior years. However, in spite of this increase, repurchase demands continue to predominantly relate to the 2006 to 2008 vintages.

In the past two years, the Firm’s overall cure rate with respect to repurchase demands has been approximately [Redacted] percent, but quarterly cure rates have ranged from approximately [Redacted] percent to approximately [Redacted] percent. The Firm’s expectation is that its overall cure rate related to repurchase demands will [Redacted].

The Firm does not receive repurchase demands directly from mortgage insurers. Instead, mortgage insurers may rescind mortgage insurance, which would then typically trigger a repurchase demand from the GSEs. This is because the Firm must represent to the GSEs in connection with sale and securitization transactions that it will maintain primary mortgage insurance on certain loans, and the failure to do so represents a breach of such representations. [Redacted].

In the past six quarters, the Firm’s overall cure rate for mortgage insurance rescissions has generally been [Redacted].

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[Redacted].
The Firm has previously provided to the Staff in a letter dated March 2, 2010 a description of the methodology that it uses to estimate its liability related to breaches of representations and warranties (see pages 6-7 of the letter). In summary, the Firm estimates its liability in two steps. In Step 1, the Firm estimates the loss attributable to presented but unsettled demands, considering the full current population of such demands. In Step 2, the Firm estimates the loss attributable to probable future demands. As part of that estimate, the Firm has constructed modeling curves by vintage, which depict both the likely sampling period for a particular vintage, and the level of demands that may be presented based upon both the origination date of the loans and their age at the time of payment default. The Firm then uses these curves to forecast projected repurchase demands. Each quarter, the Firm reviews its modeling curves and adjusts those modeling curves as appropriate to incorporate new repurchase demand experience, such as the increase in repurchase demands experienced in the three months ending June 30, 2010. As noted above, the Firm has disclosed on page 59 of its June 30, 2010 Form 10-Q that it has recently observed a slight increase in repurchase demands from the GSEs, including from older vintages, and noted that this development was considered in estimating the Firm’s repurchase liability.
•	Revise future filings to disclose, by claimant, the unpaid principal balance related to investor demands that were resolved either by repurchasing the loan or reimbursing the investor for losses during the periods, and the fair value of the loans subject to these claims;
On page 60 of the June 30, 2010 Form 10-Q the Firm disclosed, by type of claimant, the unpaid principal balance related to investor demands that were resolved either by repurchasing the loan or property during the period. The Firm also disclosed the amount of make-whole settlements in each period. [Redacted].
In addition, the Firm disclosed in the repurchase liability rollforward table on page 60 of the June 30, 2010 Form 10-Q the losses realized each period with respect to such repurchases or make-whole settlements, and has added a footnote to that table to explain what is included in realized losses. The Firm believes that these disclosures provide financial statement users with direct and clear information regarding losses realized each period, and that this information regarding realized losses, combined with information regarding the level of resolved claims provides the information most important to financial statement users. [Redacted].

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•	Revise future filings to disclose which particular representations and warranty provisions are resulting in the most repurchases/reimbursements. As part of your revised disclosure, please address any trends in terms of losses associated with the various types of defects;
The Firm has enhanced its disclosures on page 59 of its June 30, 2010 Form 10-Q to provide information about the primary drivers of repurchase demands. While the Firm has noted different levels of repurchase demands and success rates for particular representation and warranty provisions, in general, the Firm has not observed a direct relationship between the nature of the alleged defect underlying finalized repurchases and the severity of the resulting realized loss.
•	Tell us whether the claims resulting are arising in greater part due to loans sourced from brokers and other mortgage companies. If so, tell us how this is factored into the estimation of your accrued liability.
The Firm has observed that loans originated through wholesale mortgage brokers represent the largest percentage of both new rescission notices from mortgage insurers and new repurchase demands from GSEs and other purchasers. Loans originated from other third-party channels (correspondent and bulk servicing acquisitions) also represent a greater percentage of rescission notices and repurchase demands than Chase-originated loans. The relative levels of repurchase demands arising from loans originated through the different channels described above have been reasonably stable over time.
The Firm uses origination channel-level data to develop certain direct assumptions (i.e., third party recoveries) used to estimate the Firm’s repurchase liability. The Firm has not observed a relationship between the channel of origination and other discrete inputs used in the Firm’s methodology and so does not incorporate the channel of origination in other assumptions.
•	Revise future filings to address any trends or differences in your exposure to repurchase requests relative to others in your industry.
The Firm does not have sufficient information regarding trends or exposures of its peers to comment on relative differences, and the Firm’s filings do not typically provide such comparative analysis even if such information were publicly available. The Firm believes that its disclosures provided on pages 58-60 of the June 30, 2010, Form 10-Q will enable users of the Firm’s financial statements to assess for themselves the Firm’s exposures relative to the exposures and information disclosed in peer filings.
4.	We note your response to comment 10 to our letter dated April 30, 2010 and your enhanced disclosure on page 151 of your March 31, 2010 Form 10-Q in which you state that the Firm does not believe a “meaningful” range of reasonably possible loss (as defined by the relevant accounting literature) related to its repurchase liability can be determined for asserted and probable unasserted claims as of March 31, 2010. We do not believe this disclosure is consistent with the guidance in ASC 450 and continue to believe that, where a range of reasonably possible loss is estimable and the top of the range is in excess of the amount accrued, the range should be disclosed pursuant to ASC 450-20-50-3. Please revise your disclosure in future filings to provide such disclosure or tell us in greater detail why you believe it is not appropriate. In your response, consider you disclosure on page 48 of your March 31, 2010 Form 10-Q about the

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approximate $1.7 billion impact on your repurchase liability assuming a simultaneous 10% adverse change in each of the variables noted, and tell us how this relates to the range of reasonably possible loss.
The Firm notes that ASC 450-20-50-3 requires disclosure of a range of “possible” losses if such a range is estimable. As addressed in the response to Comment 2 above, the Firm believes that the concept of “possible loss” in ASC 450 refers to all potential losses other than those deemed “remote.” The Firm believes that the range of possible loss from its exposure to repurchase losses is largely dependent on (a) macroeconomic factors that may result in more (or fewer) mortgage loan defaults, and (b) the actions of third party claimants, in addition to the quality of underwriting originally performed on the loans. Macroeconomic factors such as home price appreciation and unemployment rates remain inherently uncertain and, while the Firm believes that certain changes in the macroeconomic environment may be unlikely, the Firm believes that it is not possible, in the current environment, to assert that such changes could be viewed as remote. Similarly, given the unprecedented nature of the representation and warranty claims to date and the remaining uncertainties in the mortgage market, the actions of third party claimants remain unpredictable and the Firm is unable to assert that various future courses of action by claimants would be considered remote. Considering all of these factors, the Firm is not able to estimate a range of reasonably possible loss as defined by ASC 450. On page 151 of the March 31, 2010 and on page 173 of the June 30, 2010 Form 10-Q, the Firm made a statement that such an estimate cannot be made, as required by ASC 450-20-50-4.
The disclosure on page 48 of the March 31, 2010 Form 10-Q regarding the impact on the repurchase liability assuming a simultaneous 10% adverse change in each of its assumptions was not intended to relate to a range of reasonably possible loss, and does not capture all possible outcomes that are more than remote. Rather, the Firm provided disclosure to acknowledge the inherent uncertainty regarding its estimates and to provide some context to financial statement users regarding the sensitivity of the Firm’s estimated repurchase liability to different assumptions and inputs.
Item 11. Executive Compensation Definitive Proxy Statement on Schedule 14A Compensation Discussion and Analysis General
5.	We note your discussion of risk with respect to your compensation programs throughout the proxy statement and it does not appear that you have included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Item 402(s) of Regulation S ·K requires a registrant to discuss, to the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant, the registrant’s policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives.

The Firm believed, and continues to believe, that risks arising from the Firm’s compensation policies and practices for employees are not reasonably likely to have a material adverse effect on the Firm.

In connection with the Federal Reserve’s “horizontal review” of compensation practices at large, complex banking organizations, the Firm undertook a review of its compensation practices, led by the Human Resources, Finance, and Risk Management organizations, to inventory and assess the Firm’s incentive programs against the Federal Reserve’s Proposed Guidance on Sound Compensation Policy

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issued October 22, 2009 (the Proposed Guidance). The review included a review of the process for determining relevant employees based on the Proposed Guidance; the Firm-wide compensation framework, including governance; the Firm’s Compensation Principles and Practices; the role of Risk Management (including compensation of risk and control professionals); and the use of risk-adjusted financial performance measures. Each line of business separately reviewed its approaches in the context of the Firm-wide compensation framework. The Firm had also reviewed compensation practices in preparation for responding to a Remuneration Policy Questionnaire in November 2009 to the UK’s Financial Services Authority.

Based on those reviews of the Firm’s overall incentive compensation framework — corporate governance and board oversight linked with risk and financial management — the Firm believes its incentive compensation arrangements to be balanced, that the Firm’s framework is responsive to the its risk taking activities and overall risk appetite, and that risks arising from the Firm’s compensation policies and practices for employees are not reasonably likely to have a material adverse effect on the Firm. The Firm’s conclusions were reviewed with both the Compensation and Management Development Committee and the Risk Policy Committee of its Board of Directors.

Although the Firm believed that no response was required to Item 402(s), the Firm also believed it would be useful to shareholders to comment more broadly on compensation and risk than just in the context of the Named Executive Officers. Accordingly, the Firm included in Appendix D at page 50 of the proxy statement the JPMorgan Chase Compensation Practices and Principles and discussed the philosophy and approach of the Firm’s compensation framework (see pages 15 -20), including a discussion of risk-related matters (see pages 18 and 19).
6.	We are aware of the Federal Reserve’s “horizontal review” of compensation practices at large, complex banking organizations. Taking into consideration any discussions you have had with other regulators, please confirm that you continue to believe that risks arising from your compensation policies and practices for employees are not reasonably likely to have a material adverse effect on you.
The Firm confirms that it continues to believe that risks arising from the Firm’s compensation policies and practices for employees are not reasonably likely to have a material adverse effect on the Firm.

The Firm anticipates continuing to examine, and from time to time changing aspects of, its compensation practices based on regulatory assessments and evolving market practices.

Relevant Marketplace, page 20
7.	In this section, you reference your market-based evaluation of compensation levels for the named executives. In future filings, please revise this section to identify your benchmarks and any components, including the companies in your comparison group. Please provide us with a draft of your proposed future disclosure as if it were included in this year’s proxy statement.

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The following is a draft of the Firm’s proposed future disclosure as if it were included in this year’s proxy statement:
Peer Comparisons – We use comparison groups for benchmarking market practices and trends, and to evaluate the competitiveness of our programs by understanding the types and levels of total compensation delivered by select groups of comparison companies. Given the diversity of our businesses, our global operations and the complexity of the products and services we provide, our comparison group is also diverse, global and complex. We view benchmarking as an important reference for understanding the market, but we use these market factors to inform, not override, our focus on pay for performance.
For the Named Executive Officers and the Operating Committee of the firm, the Compensation Committee reviews actual compensation levels and key financial performance, generally from publicly available data and disclosures, of companies directly competing against us for business and/or talent or large, global organizations with similar scope, size or other characteristics to JPMorgan Chase. The Committee generally reviews salary, annual cash incentives, long term equity incentives, performance and other deferral arrangements, total ownership, retention and clawback practices, and other plan provisions from time to time. Because our highly talented executives are capable of, and are expected to be able to, rotate among the leadership positions of our businesses and key functions, we also place great importance on the internal pay relationships among members of our Operating Committee.
The core financial services comparison companies we consider for the Operating Committee, as well as the broader cross industry comparison companies are:

Financial Firms	Global Cross-Industry Firms
American Express	Altria	Johnson & Johnson
Bank of America/ML	Chevron	Merck & Co
Barclays	Cisco Systems	3M
Citigroup	Dupont	Pepsico Inc.
Credit Suisse	General Electric	Pfizer
Deutsche Bank	HP	Time Warner
Goldman Sachs	IBM	Walt Disney
Morgan Stanley
UBS
Wells Fargo
Additional comparison companies may be used for particular lines of business. For instance, below the level of these most senior officers, diverse businesses also benchmark against additional direct business competitors that typically vary by business. Our functional areas generally benchmark against a blend of financial and globally integrated businesses given the nature of those roles and the competitive market.

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Form 10-Q for the Quarterly Period Ended March 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results in Operations Country
Country Exposure, page 65
8.	We note your disclosure that the Firm’s aggregate exposure to Greece, Portugal, Spain, Italy and Ireland is modest relative to the Firm’s overall risk exposures, that a substantial portion of this exposure is secured by cash and securities collateral or is hedged, and that as a result you currently believe your exposure to these five countries in [sic] manageable. Please tell us the amount of sovereign and non-sovereign exposures in these countries as of March 31, 2010 and consider providing this aggregated data in all future filings beginning with your June 30, 2010 Form 10-Q. In addition, please provide us with an enhanced description of your process for measuring, managing and monitoring the risk of loss associated with these exposures, describe in more detail how you were able to categorize the overall exposure to these countries as “modest” and “manageable” and consider the need to include similarly enhanced disclosure in all future filings.
[Redacted].

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Following is a description of the Firm’s process for measuring, managing and monitoring the Firm’s exposures to Italy, Spain, Ireland, Portugal and Greece.
•	Measuring — The Firm quantifies its exposure based on the country where the assets of the obligor, counterparty or guarantor are located. Exposure amounts, including resale agreements, are adjusted for collateral and for credit enhancements provided by third parties; outstandings supported by a guarantor located outside the country or backed by collateral held outside the country are assigned to the country of the enhancement provider. In addition, the effect of credit derivative hedges and other short credit or equity trading positions are reflected. Total exposure measures include activity with both government and private-sector entities in a country.
[Redacted].
The Firm has included the following Country Risk Exposure disclosure on pages 77-78 of the June 30, 2010 Form 10-Q:
“The Firm’s wholesale portfolio includes country risk exposures to both developed and emerging markets. The Firm seeks to diversify its country exposures, including its credit-related lending, trading and investment activities, whether cross-border or locally funded.
Country exposure under the Firm’s internal risk management approach is reported based on the country where the assets of the obligor, counterparty or guarantor are located. Exposure amounts, including resale agreements, are adjusted for collateral and for credit enhancements (e.g., guarantees and letters of credit) provided by third parties; outstandings supported by a guarantor located outside the country or backed by collateral held outside the country are assigned to the country of the enhancement provider. In addition, the effect of credit derivative hedges and other short credit or equity trading positions are reflected. Total exposure measures include activity with both government and private-sector entities in a country.

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The Firm also reports country exposure for regulatory purposes following FFIEC guidelines which are different from the Firm’s internal risk management approach for measuring country exposure. For additional information on the FFIEC exposures see page 264 of JPMorgan Chase’s 2009 Annual Report.
In recent months, several European countries, including Greece, Portugal, Spain, Italy and Ireland, have been subject to credit deterioration due to weaknesses in their economic and fiscal situations. The Firm is closely monitoring its exposures to these countries. Aggregate net exposures to these five countries as measured under the Firm’s internal approach was less than $20.0 billion at June 30, 2010; no individual country represented a majority of the net exposure and sovereign exposure represented less than half the aggregate net exposure. The Firm currently believes its exposure to these five countries is modest relative to the Firm’s overall risk exposures and is manageable given the size and types of exposures to each of the countries and the diversification of the aggregate exposure. The Firm continues to conduct business and support client activity in these countries, and therefore, the Firm’s aggregate net exposures may vary over time.”
The Firm will continue to closely monitor its country exposures consistent with its risk management policies and enhance its external disclosures as necessary in consideration of the size of its exposures and current market and economic conditions.
Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 16 – Goodwill and Other Intangible Assets, page 143
9.	We note your disclosure surrounding your goodwill impairment analysis and more specifically, the elevated risk for goodwill impairment associated with the RFS and Card Services reporting units. We also note your disclosure on page 31 that management estimates that, as a result of continuing its phased implementation of the CARD Act during 2010, Card Services’ annual net income may be adversely affected by approximately $500 million to $750 million. Please tell us the percentage by which the fair value of these reporting units exceeded the carrying value as of March 31, 2010 and provided similarly enhanced disclosure either here or in management’s discussion and analysis in all future filings beginning with your June 30, 2010 Form 10-Q. Furthermore in the interest of providing readers with better insight into management’s judgment in estimating fair values of these reporting units and accounting for goodwill, and to enable readers to assess the probability of a future material goodwill impairment charge, please tell us and revise future filings to provide enhanced disclosure surrounding your impairment analysis for these reporting units similar to and complementing that provided on page 130 of your December 31, 2009 Form 10-K. This could include but not be limited to a robust discussion of the degree of uncertainty associated with the key assumptions, providing specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time) and an enhanced description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
As of March 31, 2010, the Firm estimated that the fair value of its consumer lending businesses in RFS and CS exceeded the carrying values of those businesses by [Redacted] and [Redacted], respectively. While the Firm uses such estimates for purposes of its goodwill impairment tests, the Firm believes that disclosure of such specific amounts may suggest incorrectly that small fluctuations in these ratios over time are significant. The Firm believes that the estimates of value are best conveyed through a range of values, and that fluctuations within a narrow range do not represent significant changes in value. The Firm provided enhanced disclosure regarding the ranges of the ratio of fair value to

CONFIDENTIAL TREATMENT
REQUESTED BY JPMORGAN CHASE & CO.

carrying value of the Firm’s consumer lending businesses in RFS and CS over the last six months on page 102 of its June 30, 2010 Form 10-Q.
In addition, the Firm provided an enhanced qualitative description of the updated valuations and reviews conducted as of June 30, 2010. As discussed in the June 30, 2010 Form 10-Q disclosures, the Firm has incorporated its best estimates of the anticipated effects of regulatory and legislative changes into its business projections, and the projections used for valuation purposes are consistent with the Firm’s disclosed business outlook, including charge-off rates and declines in portfolio outstandings. The Firm has not disclosed the details underlying its longer-term projections as those projections reflect highly confidential and proprietary information such as macroeconomic forecasts, strategic information including the level of marketing and investment spending, and longer-term guidance on net earnings that the Firm does not disclose publicly. However, to provide a more robust discussion regarding the potential risk of goodwill impairment, the disclosures cite the key assumptions and the potential events or changes in circumstances that could negatively affect the key assumptions in future periods.
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CONFIDENTIAL TREATMENT
REQUESTED BY JPMORGAN CHASE & CO.

     If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-3632, Shannon S. Warren at 212-270-1530 or Neila B. Radin at 212-270-0938.

Very truly yours,

/s/ Louis Rauchenberger
Louis Rauchenberger
Corporate Controller